                                                            OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:
                                                    Estimated average burden
                                                    hours per form ...... 14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          West TeleServices Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    956188106
             -------------------------------------------------------
                                 (CUSIP Number)

                                  Gary L. West
                          West TeleServices Corporation
                                9910 Maple Street
                                Omaha, NE 68134
                                 (402) 571-7700

                        with a copy to Serge Benchetrit
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                               New York, NY 10019
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 16, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    956188106                        Page    2     of     9     Pages
         ----------------------------              --------    ---------

    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Gary L. West

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*
            PF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [X]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

  NUMBER OF      7      SOLE VOTING POWER
    SHARES              -0-
 BENEFICIALLY
   OWNED BY      8      SHARED VOTING POWER
     EACH               45,521,263
  REPORTING
 PERSON WITH     9      SOLE DISPOSITIVE POWER
                        -0-

                 10     SHARED DISPOSITIVE POWER
                        45,521,263

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            45,521,263

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      [X]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            71.8%

    14      TYPE OF REPORTING PERSON*
            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.    956188106                        Page    3     of     9     Pages
         ----------------------------              --------    ---------

    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mary E. West

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [X]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*
            PF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

  NUMBER OF
   SHARES       7      SOLE VOTING POWER
 BENEFICIALLY          -0-
  OWNED BY
    EACH        8      SHARED VOTING POWER
  REPORTING            45,521,263
 PERSON WITH
                9      SOLE DISPOSITIVE POWER
                       -0-

               10      SHARED DISPOSITIVE POWER
                       45,521,263

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            45,521,263

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      [X]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            71.8%

    14      TYPE OF REPORTING PERSON*
            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.    956188106                        Page    4     of     9     Pages
         ----------------------------              --------    ---------

    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Troy L. Eaden

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [X]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*
            PF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                           [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

  NUMBER OF
   SHARES       7      SOLE VOTING POWER
 BENEFICIALLY          8,516,250
   OWNED BY
     EACH       8      SHARED VOTING POWER
  REPORTING            -0-
 PERSON WITH
                9      SOLE DISPOSITIVE POWER
                       8,516,250

               10     SHARED DISPOSITIVE POWER
                      -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            8,516,250

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      [X]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.4%


    14      TYPE OF REPORTING PERSON*
            IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
-------  --------------------

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of West TeleServices Corporation (the "Company" or the "Issuer"), which has its principal executive offices at 9910 Maple Street, Omaha, NE 68134.

Item 2.  Identity and Background.
-------  ------------------------

                  (a) This statement is being filed by Gary L. West and Mary E. West (the "Wests") and Troy L. Eaden ("Eaden").

                  (b) The business address of the Wests and Eaden is 9910 Maple Street, Omaha, Nebraska 68134.

                  (c)(i) Gary L. West is the Chairman of the Board of Directors of the Company.

                    (ii) Mary E. West is the Vice Chair of the Board of Directors and Secretary of the Company.

                    (iii) Eaden is the Chief Executive Officer and a Director of the Company.

                  (d) None of the Wests or Eaden has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) None of the Wests or Eaden has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Wests or Eaden was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                  (f) Each of the Wests and Eaden is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

                  Prior to November 20, 1996, the Wests and Eaden, along with a small number of other individuals having minority interests, were the owners of record of all of the issued and outstanding stock of West Telemarketing Corporation, a Delaware corporation ("WTC"), West Interactive Corporation, a Delaware corporation ("WIC"), West Telemarketing Corporation Outbound, a Delaware corporation ("WTCO"), West Interactive Canada, Inc., a Delaware corporation ("WICI"), and Interactive Billing Services, Inc., a Delaware corporation ("IBS"; WTC, WIC, WTCO, WICI and IBS, collectively, the "West Affiliates"). Each of the West

Affiliates was originally financed using seed capital from the Wests, Eaden and others. Pursuant to an Agreement and Plan of Reorganization, dated as of November 20, 1996, the Wests transferred the shares of stock of the West Affiliates owned by them in exchange for 45,451,263 shares of Common Stock of the Company, then a newly formed entity, and Eaden transferred the shares of stock of the West Affiliates owned by him in exchange for 8,516,250 shares of Common Stock of the Company.


Item 4.  Purpose of Transaction.
-------  -----------------------

                  All of the shares of Common Stock owned as of the date hereof by the Wests and Eaden were acquired by them as founders of the West Affiliates pursuant to the reorganization described in Item 3 above.

                  On July 16, 1998, the Wests and Eaden proposed to acquire all the Common Stock not owned by the Wests or Eaden for a cash purchase price of $13.50 per share. The Wests collectively beneficially own approximately 71.8% of the Company's outstanding Common Stock, and Eaden beneficially owns approximately 13.4% of the Company's outstanding Common Stock.

                  In the event that the Wests and Eaden acquire less than 100% of the Company's Common Stock pursuant to a tender offer, the Wests and Eaden intend to acquire the remainder of the Company's Common Stock through a merger transaction.

                  The proposal is subject to a number of conditions, including the approval of the Board of Directors and stockholders of the Company and other conditions customary in this type of transaction, including, without limitation, the receipt of all necessary consents and government approvals.

                  The Wests and Eaden anticipate that, upon consummation of the acquisition, the new entity will seek to cause the Common Stock to be delisted from trading on the Nasdaq National Market and to cause deregistration of the Common Stock with the Securities and Exchange Commission.

                  Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, the Wests have no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

                  (a) As of the date hereof, the Wests collectively beneficially own, and Eaden beneficially owns, the aggregate number and percentage of outstanding Common Stock as set forth below:

                   Number of Shares          Percentage*
                   ----------------          -----------
Wests                45,451,263                 71.8%
Eaden                 8,516,250                 13.4%

                  The Wests expressly disclaim beneficial ownership of any Common Stock owned by Eaden or the Eaden Family Limited Partnership. Eaden expressly disclaims beneficial ownership of any Common Stock owned by the Wests.

                  (b) All the shares of Common Stock beneficially owned by the Wests are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock held by the Wests is shared between them.

                  The 8,516,250 shares of Common Stock beneficially owned by Eaden includes (i) 7,000,000 shares of Common Stock directly owned by Eaden and
(ii) 1,516,250 shares of Common Stock held by the Eaden Family Limited Partnership, of which Eaden is a general partner. Eaden has sole voting power with respect to all 8,516,250 shares of Common Stock held by it.

                  (c) No transactions in the Common Stock were effected by the Wests or Eaden within the 60 day period prior to the date of this filing.

                  (d) Not Applicable.

                  (e) Not Applicable.

-----------------------
         * Based on a total of 63,330,000 shares of Common Stock outstanding at May 12, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.


Item 6.  Contracts, Arrangements, Understandings or
-------  Relationships with Respect to securities of the Issuer
         ------------------------------------------------------

                  On November 25, 1996, the Wests, Eaden, the Company and certain other persons entered into a Registration Rights Agreement (the "Registration Rights Agreement") which, among other things, provides that, upon the request of Gary L. West, Mary E. West or Troy L. Eaden, the Company will register under the Securities Act of 1933, as amended, any of the shares of Common Stock held by or acquired in the future by any of the foregoing (a "Demand Registration"). The Wests collectively have the right to request four Demand Registrations. Eaden individually has the right to request four Demand Registrations. The Wests, Eaden and certain other persons also have the right, exercisable at any time, to include the shares of Common Stock held by them in certain other registrations of Common Stock initiated by the Company. The Wests' and Eaden's rights under the Registration Rights Agreement are transferable.

Item 7.  Matters to be Filed as Exhibits
-------  -------------------------------

         Exhibit 1 - Joint Filing Agreement

         Exhibit 2 - Registration Rights Agreement

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    July 24, 1998


                                                    /s/ Gary L. West
                                                    ----------------------------




                                                    /s/ Mary E. West
                                                    ----------------------------



                                                    /s/ Troy L. Eaden
                                                    ----------------------------